EXHIBIT 99.1

NEWS RELEASE	# 2012-15

Mercator Minerals Reports Second Quarter 2012 Production Results
Record copper and molybdenum recoveries achieved

Vancouver, British Columbia – July 9, 2012 - Mercator Minerals Ltd. (TSX:ML) ("Mercator" or the "Company") is pleased to announce production for the three months ended June 30, 2012 from its wholly-owned Mineral Park Mine (“Mineral Park”) was 21.4 million pounds of copper equivalent*, which consisted of 9.5 million pounds of copper in concentrates and cathode copper, 2.6 million pounds of molybdenum and 155,000 ounces of silver.

Second Quarter 2012 Operating Details
Production (1)	Q2 2012	YTD 2012
Copper in concentrate (lbs)	8,680,821	17,684,338
Cathode copper (lbs)	812,184	1,677,864
Total copper (lbs)	9,493,005	19,362,202
Molybdenum in concentrate (lbs)	2,633,443	4,901,065
Silver (oz)	155,184	366,615
Mine
Total tons mined	7,322,825	14,993,334
Ore tons mined	4,202,290	8,422,178
Leach tons mined	580,231	1,397,647
Low grade tons mined	1,108,583	1,791,869
Waste tons mined	1,431,722	3,381,641
Mill
Tons processed	4,244,076	8,672,696
Tons processed per day	46,638	47,652
Copper grade (%)	0.127	0.133
Molybdenum grade (%)	0.039	0.038
Silver grade (oz/t)	0.094	0.119
Recoveries
Copper (%)	80.5%	76.7%
Molybdenum (%)	79.1%	75.1%
Silver (%)	39.0%	35.5%
Concentrates (1)
Copper concentrates (dry ton)	20,412	45,707
Copper (%)	21.3%	19.3%
Silver (oz/t)	7.60	8.02
Molybdenum concentrates (dry lbs)	5,322,337	9,993,408
Molybdenum (%)	49.5%	49.0%
(1)
Adjustments based on final settlements will be made in future periods. *All references to copper equivalent production is calculated using a molybdenum/copper ratio of 4.53, based on the Company’s estimated 2012 metals prices.

During the second quarter, Mineral Park continued to optimize operating parameters which resulted in the concentrator running at a steady state of just over 50,000 tons per day for the month of June and with copper and molybdenum recoveries of 84% and 82%, respectively.  In April, during the optimization process, the grinding media in both SAG mills were changed to a larger sizing and volume.  While these changes had a positive effect on the throughput, it did result in increased liner wear and damage in the SAG mills.  Due to these issues, SAG mill availability in May averaged 82% and required unscheduled liner changes in both SAG mills. Availability has subsequently increased to over 97% during the month of June.

“As we exit the second quarter we are seeing the benefits of our productivity improvement program. We are currently achieving our targeted throughput level of 50,000 tons per day and are exceeding our targeted metal recoveries, with copper greater than 80% and molybdenum greater than 79%,” commented Bruce McLeod, President & CEO. “With the additional downtime during this quarter, along with further optimizing of operations, we have positioned ourselves well for sequential quarter over quarter increases in metal production as we meet our 2012 production goals.”

Quality Assurance/Quality Control
Gary Simmerman, BSc Mining Eng, FAusIMM, Mercator's VP Mineral Park, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of and verified the Mineral Park technical information contained in this release.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
Bruce McLeod, P.Eng.	David Jan, CA
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng.,
President and CEO

National Instrument 43-101 Compliance
Unless otherwise indicated, Mercator has prepared the technical information in this news release ("Technical Information") based on information contained in the technical reports, news releases, material change reports and quarterly and annual consolidated financial statements and management discussion and analysis (collectively the "Disclosure Documents") available under Mercator Minerals Ltd.'s company profile on SEDAR at www.sedar.com.   Each Disclosure Document was prepared by or under the supervision of a qualified person (a "Qualified Person") as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administration ("NI 43-101"). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.   Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The Technical Information contained in this news release has been prepared under the supervision of, and its disclosure has been reviewed by Gary Simmerman, BSC, Mining Eng., FAusIMM, Mercator's Vice President, Mineral Park, who is a Qualified Person as defined under NI 43-101.

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, guidance, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size, grade and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable, operationally and economically; and (3) the milling operations at Mineral Park will continue to be viable, operationally and economically.  Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “guidance”, “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.